THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN




                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          ----------------------------



                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1974

(Mark One):

(X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

( ) Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
         For the transition period from _____ to _____


         Commission file Number 1-11806

                  A. Full title of plan and the address of plan, if different from that of the issuer named below:

            THE ETHAN ALLEN PROFIT SHARING AND 401(k) RETIREMENT PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                           ETHAN ALLEN INTERIORS INC.
                           ETHAN ALLEN DRIVE
                           DANBURY, CT 06811

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1996 and 1995


                   (With Independent Auditors Report Thereon)

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN



                       Financial Statements and Schedules

                           December 31, 1996 and 1995


                                Table of Contents



Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits,
   With Fund Information, December 31, 1996 and 1995

Statements of Changes in Net Assets Available for Plan Benefits, With Fund Information, Years Ended December 31, 1996 and 1995

Notes to Financial Statements

Schedules*:

    Item 27a - Schedule of Assets Held for Investment Purposes       Schedule 1

    Item 27d - Schedule of Reportable Transactions                   Schedule 2








* All other schedules have been omitted since they are not applicable.

                          Independent Auditors' Report

Plan  Administrative  Committee and  Participants
The Ethan Allen Profit Sharing and 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information for the Ethan Allen Profit Sharing and 401(k) Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits, with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investments purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996 are presented for purposes of additional analysis and are note required as part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 2, 1997                           /s/ KPMG Peat Marwick, LLP

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN


   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                                 December 31, 1996


                                                                                                                       20th Century
                                                  20th Century   20th Century 20th Century                              Strategic
                                      Benham         Select         Ultra     International  Restricted  Unrestricted   Allocation
                                   Preservation    Investors      Investors      Equity      Ethan Allen Ethan Allen   Conservative
                                       Fund           Fund           Fund         Fund        Stock Fund  Stock Fund       Fund
                                       ----           ----           ----         ----        ----------  ----------       ----

Assets:
 Investments, at fair value ......  $      --      12,169,271    10,482,690     3,017,927     7,672,051    2,291,395     1,012,126
 Investments, at contract value ..   20,290,969          --            --            --            --           --            --
 Participant loans ...............         --            --            --            --            --           --            --
                                    -----------   -----------   -----------   -----------   -----------  -----------   -----------
     Total investments ..........   20,290,969    12,169,271    10,482,690     3,017,927     7,672,051    2,291,395     1,012,126

 Employer contributions receivable      270,114       253,146       238,572        68,514          --         38,122        27,203
 Employee contributions receivable       60,815        62,141        65,891        19,361          --          9,724         6,036
                                    -----------   -----------   -----------   -----------   -----------  -----------   -----------
      Total assets ...............   20,621,898    12,484,558    10,787,153     3,105,802     7,672,051    2,339,241     1,045,365

Liabilities:
 Refunds payable for excess
   contributions .................       26,610         7,234         9,419          --            --           --           2,446
                                    -----------   -----------   -----------   -----------   -----------  -----------   -----------

      Net assets available for
          plan benefits ..........  $20,595,288    12,477,324    10,777,734     3,105,802     7,672,051    2,339,241     1,042,919
                                    ===========   ===========   ===========   ===========   ===========  ===========   ===========

                                                              (Continued)

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN


              Statement of Net Assets Available for Plan Benefits,
                        With Fund Information, Continued

                                December 31, 1996


                                   20th Century  20th Century
                                    Strategic     Strategic   Charles Schwab    20th Century
                                    Allocation   Allocation  Personal Choice(R) Vista Investors
                                     Moderate     Aggressive  Retirement Fund       Fund       20th Century    Loan
                                      Fund          Fund                                        Value Fund     Fund         Total
                                      ----          ----      --------------       ------       ----------     ----        -------

Assets:
 Investments, at fair value .......   $5,977,304    1,681,730      194,413       2,496,070      1,832,753        --     48,827,730
 Investments, at contract value ...         --           --           --              --             --          --     20,290,969
 Participant loans ................         --           --           --              --             --     2,101,144    2,101,144
                                      ----------   ----------   ----------      ----------     ----------  ----------   ----------
      Total investments ...........    5,977,304    1,681,730      194,413       2,496,070      1,832,753   2,101,144   71,219,843

 Employer contributions receivable       129,796       66,485         --            65,151         37,343        --      1,194,446
 Employee contributions receivable        31,343       17,395         --            19,467         11,102        --        303,275
                                      ----------   ----------   ----------      ----------     ----------  ----------   ----------

      Total assets ................    6,138,443    1,765,610      194,413       2,580,688      1,881,198   2,101,144   72,717,564
Liabilities:
 Refunds payable for excess
   contributions ..................          834        3,583         --             3,678          8,228        --         62,032
                                      ----------   ----------   ----------      ----------     ----------  ----------   ----------

      Net assets available for plan
          benefits ................   $6,137,609    1,762,027      194,413       2,577,010      1,872,970   2,101,144   72,655,532
                                      ==========   ==========   ==========      ==========     ==========  ==========   ==========


See accompanying notes to financial statements.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN


   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 31, 1995

                                                          20th       20th        20th
                                                         Century    Century     Century    Restricted
                                   Capital    Select     Balanced    Ultra   International Ethan Allen Unrestricted
                                Preservation Investors   Investors  Investors   Equity      Stock     Ethan Allen   Loan
                                    Fund       Fund        Fund       Fund       Fund        Fund      Stock Fund   Fund      Total
                                    ----       ----        ----       ----       ----        ----      ----------   ----      -----
Assets:
Investments, at fair value ......  $    --    10,671,053  6,956,346  7,571,644  2,484,553  4,431,807  1,623,604      --   33,739,007
Investments, at contract value .. 23,455,732      --         --         --         --         --        --           --   23,455,732
Participant loans ...............       --        --         --         --         --         --        --      1,725,406  1,725,406
                                   --------- ----------- ---------- ---------- ---------- ---------- ---------- ---------  ---------
     Total investments .......... 23,455,732  10,671,053  6,956,346  7,571,644  2,484,553  4,431,807  1,623,604 1,725,406 58,920,145

Employer contributions receivable    798,730     333,564    193,700    192,701     70,642       --       46,176      --    1,635,513
Employee contributions receivable     95,528      60,992     35,804     42,461     14,239       --        9,224      --      258,248
                                  ----------  ---------- ---------- ---------- ---------- ----------- ---------  -------- ----------

   Net assets available for plan
       benefits ................ $24,349,990  11,065,609  7,185,850  7,806,806  2,569,434  4,431,807  1,679,004 1,725,406 60,813,906
                                 ===========  ==========  ========= ========== ==========  ==========  ======== ========= ==========


See accompanying notes to financial statements.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN


   Statement of Changes in Net Assets Available for Plan Benefits, With Fund
                                  Information

                          Year ended December 31, 1996


                                                  20th        20th        20th      20th                                     20th
                                                Century     Century     Century   Century                                  Century
                                     Benham      Select     Balanced     Ultra  International Restricted  Unrestricted    Strategic
                                 Preservation   Investors   Investors  Investors  Equity     Ethan Allen  Ethan Allen    Allocation
                                     Fund         Fund        Fund       Fund      Fund      Stock Fund    Stock Fund   Conservative
                                                                                                                            Fund
                                   --------     --------    ---------   --------  ---------   ---------   -----------     ---------

Additions to net assets:
Net appreciation/(depreciation)
   in fair value of investments ....       $--       839,223  153,476     597,433   70,607      3,752,473    1,165,054       41,201
 Interest income ...................  1,101,199        --       --          --        --            --           --            --
 Dividend income ...................       --     1,144,198   40,963     599,785   310,231         8,275        2,711       23,036
                                    -----------  ---------- --------  ---------- ---------  ------------    ---------  -----------
   Net investment income (loss) ....  1,101,199   1,983,421  194,439   1,197,218   380,838     3,760,748    1,167,765       64,237
                                    -----------  ---------- --------  ---------- ---------  ------------    ---------  -----------

 Contributions:
   Employer contributions ..........    252,589     264,282    5,248     244,732     70,699          --        39,814       27,714
   Employee contributions ..........  1,209,723   1,100,605  150,707   1,179,159    356,823          --       171,810      108,530
                                    -----------  ---------- --------  ----------  ---------  -----------   ----------    ---------
                                      1,462,312   1,364,887  155,955   1,423,891    427,522          --       211,624      136,244
                                    -----------  ---------- --------  ----------  ---------  -----------    ---------    ---------

   Total additions .................  2,563,511   3,348,308  350,394   2,621,109    808,360    3,760,748    1,379,389      200,481
                                    -----------   --------- --------  ----------  ---------  -----------    ---------   ----------

Deductions from net assets:
 Distributions to participants ..... (2,481,804)  (923,426) (224,840) (629,029)   (146,076)    (520,504)    (158,014)     (40,165)
 Administrative expenses ...........    (17,236)    (6,077)     (817)   (1,981)       (176)          --         (350)      (1,417)
                                                  ---------  --------  --------- ----------    ---------    ---------  ------------
   Total deductions ................ (2,499,040)  (929,503) (225,657)  (631,010)  (146,252)    (520,504)    (158,364)      (41,582)
                                    -----------   ---------  --------  ---------- ---------    ---------   ----------  ------------

Net transfers between funds ........ (3,819,173) (1,007,090)(7,310,587)  980,829  (125,740)          --     (560,788)      884,020
                                    -----------  ----------   --------- --------  ---------    ---------    ---------  ------------

   Net increase (decrease) ........  (3,754,702)  1,411,715  (7,185,850) 2,970,928  536,368    3,240,244     660,237     1,042,919

Net assets available for plan benefits:
 Beginning of year ................  24,349,990  11,065,609   7,185,850 7,806,806 2,569,434    4,431,807   1,679,004         --
                                     ----------  ----------   --------- --------- ---------    ---------   ---------     ---------

 End of year ..................... $ 20,595,288  12,477,324      --    10,777,734 3,105,802    7,672,051   2,339,241     1,042,919
                                   ============ ===========  ========  ========== =========   ==========  ==========    ==========

                                                            (Continued)

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN


         Statement of Changes in Net Assets Available for Plan Benefits,
                        With Fund Information, Continued

                          Year ended December 31, 1996


                                                    20th Century
                                     20th Century    Strategic   Charles Schwab
                                      Strategic     Allocation     Personal      20th Century
                                      Allocation     Aggressive    Choice(R)    Vista Investors 20th Century    Loan
                                     Moderate Fund     Fund     Retirement Fund    Fund          Value Fund     Fund       Total
                                     -------------     ----     ---------------    ----          ----------     ----       -----

Additions to net assets:
 Net appreciation/(depreciation)
   in fair value of investments ... $   383,518        126,088       (3,769)      (103,760)        50,689        --       7,072,233
 Interest income ...................        --             --           --             --             --       180,625    1,281,824
 Dividend income ...................     106,367         12,202         --          198,862        174,204        --      2,620,834
                                     -----------    -----------    ---------    -----------    -----------   ---------   ----------
    Net investment income (loss) ...     489,885        138,290       (3,769)        95,102        224,893     180,625   10,974,891
                                     -----------    -----------    ---------    -----------    -----------   ---------   ----------

  Contributions:
    Employer contributions .........     131,062         66,652         --           65,395         37,553        --      1,205,740
    Employee contributions .........     478,967        263,621         --          254,216        179,196        --      5,453,357
                                     -----------    -----------    ---------    -----------    -----------    --------    ---------
                                         610,029        330,273         --          319,611        216,749        --      6,659,097
                                     -----------    -----------    ---------    -----------    -----------    --------    ---------

    Total additions ................   1,099,914        468,563       (3,769)       414,713        441,642     180,625   17,633,988
                                     -----------    -----------    ---------    -----------    -----------    --------   ----------

Deductions from net assets:
 Distributions to participants .....    (394,652)       (38,672)        --          (16,538)        (9,576)   (176,022)  (5,759,318)
 Administrative expenses ...........      (2,903)        (1,547)        --               (3)          (537)       --        (33,044)
                                         --------   -----------    ---------    -----------    -----------    --------   ----------
    Total deductions ...............    (397,555)       (40,219)        --          (16,541)       (10,113)   (176,022)  (5,792,362)
                                         --------   -----------    ---------    -----------    -----------    --------   ----------

Net transfers between funds ........    5,435,250      1,333,683      198,182      2,178,838      1,441,441     371,135         --
                                        ---------    -----------   ----------    -----------    -----------   ---------   ---------

    Net increase (decrease) ........    6,137,609      1,762,027      194,413      2,577,010      1,872,970     375,738   11,841,626

Net assets available for plan benefits:
 Beginning of year .................         --             --           --             --             --     1,725,406   60,813,906
                                        ---------    -----------    ----------    -----------    ----------- ----------    --------

 End of year .......................  $ 6,137,609      1,762,027      194,413      2,577,010      1,872,970   2,101,144   72,655,532
                                       ==========    ===========     =========    ===========    ===========  =========   =========


See accompanying notes to financial statements.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN


         Statement of Changes in Net Assets Available for Plan Benefits,
                             With Fund Information

                          Year ended December 31, 1995


                                                   20th      20th      20th       20th
                                       Capital    Century   Century   Century    Century   Ethan Allen  Ethan Allen
                                    Preservation  Select    Balanced   Ultra  International Restricted Unrestricted Loan
                                        Fund     Investors  Investors Investors  Equity    Stock Fund  Stock Fund   Fund    Total
                                                   Fund      Fund      Fund       Fund
                                       -------     ----      ----      ----       ----      --------    ---------   ----    ------


Additions to net assets:
 Net appreciation/(depreciation)
    in fair value of investments ...      $--      638,649    626,901  1,462,066  259,979  (842,936)   (235,980)     --    1,908,679
 Interest income ...................  1,264,405       --         --         --       --        --          --     144,748  1,409,153
 Dividend income ...................       --    1,296,692    569,214    357,534    2,306      --          --        --    2,225,746
                                     ----------  ---------    ------- ---------- --------  --------  ---------- ---------  ---------
    Net investment income (loss) ...  1,264,405  1,935,341  1,196,115  1,819,600  262,285  (842,936)   (235,980)  144,748  5,543,578
                                     ----------  ---------  --------- ---------- --------  --------  ---------- ---------  ---------

 Contributions:
    Employer contributions .........    940,171    348,833    212,258    207,910   78,810   322,482      55,220      --    2,165,684
    Employee contributions .........  1,894,900  1,169,460    691,790    797,523  315,082      --       191,258      --    5,060,013
                                      ---------  ---------   -------- ---------- --------  --------  ---------- ---------  ---------
                                      2,835,071  1,518,293    904,048  1,005,433  393,892   322,482     246,478      --    7,225,697
                                      ---------  ---------   --------  --------- --------  --------  ---------- ---------  ---------

    Total additions ................  4,099,476  3,453,634  2,100,163  2,825,033  656,177  (520,454)     10,498   144,748 12,769,275
                                      ---------  ---------   --------  --------- --------  --------  ---------- --------- ----------

Deductions from net assets:
 Administrative expenses ...........    (26,594)   (4,585)    (3,630)    (2,175)    (192)     --          (304)     --      (37,480)
 Distributions to participants ..... (2,800,466) (670,199)  (428,348)  (303,794) (135,584) (322,482)   (112,052)(143,446)(4,916,371)
                                      ---------  ---------  ---------  --------- --------  --------  ----------  --------  ---------
    Total deductions ............... (2,827,060) (674,784)  (431,978)  (305,969) (135,776) (322,482)   (112,356)(143,446)(4,953,851)
                                     ----------  ---------  ---------  --------- --------  --------  ----------  --------  ---------

Net transfers between funds .........  (421,728) (399,859)   (41,024)   710,271  (428,610)    --       181,356   399,594       --
                                     ----------  ---------  ---------  --------- --------- --------- ----------- --------   --------

    Net increase (decrease) ........     850,688 2,378,991  1,627,161  3,229,335  91,791  (842,936)     79,498   400,896   7,815,424

Net assets available for plan benefits:
 Beginning of year .................  23,499,302 8,686,618  5,558,689  4,577,471 2,477,643 5,274,743  1,599,506 1,324,510 52,998,482
                                     ----------- ---------  ---------  --------- --------- --------- ----------- --------  ---------

 End of year ....................... $24,349,990 11,065,609 7,185,850  7,806,806 2,569,434 4,431,807  1,679,004 1,725,406 60,813,906
                                     =========== ========== =========  ========= ========= ========= =========== ========= =========


See accompanying notes to financial statements.

                                        THE ETHAN ALLEN PROFIT SHARING AND
                                              401(k) RETIREMENT PLAN

                                           Notes to Financial Statements

                                            December 31, 1996 and 1995


(1)    Plan Description

       The Ethan Allen Profit Sharing and 401(k) Retirement Plan (the "Plan") is a defined contribution savings plan sponsored by Ethan Allen Interiors Inc. (the "Company").

       The following brief description is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

       General

       The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the "Retirement Program") into the Ethan Allen 401(k) Employee Savings Plan (the "401(k) Plan"). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Restricted stock which was transferred directly) were liquidated and the proceeds were transferred to the Plan and allocated to participant accounts at each participant's request.

       The Plan is offered to substantially all employees of the Company who have completed both one year and 1,000 hours of service during the Plan year. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions and Vesting

       Participants may contribute from 1% to 15% of their compensation (as defined in the Plan) up to a limit of $9,500 in 1996 (tax-deferred contribution) to the 401(k) portion of the plan. The Company may, at its discretion, make a matching contribution on behalf of each participant, provided the matching contribution does not exceed the lesser of (a) 50% of the participant's contribution or (b) $400 per participant per plan year ($200 in 1995). Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 15% of their compensation.

       Employer contributions, if any, to the profit sharing portion of the Plan, on behalf of each participant are determined by the Board of Directors of the Company at the close of each fiscal year and are limited to the lesser of (i) $30,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue
       Code) or (ii) 25% of each participant's compensation for that Plan year, reduced by employee contributions and any other employer contributions to defined contribution plans of the Company. The Company declared profit sharing contributions of $0 and $328,421 for the Plan in 1996 and 1995, respectively. The actual contribution, if any, is made in the ensuing year.

       Participant contributions and employer 401(k) contributions are 100% vested immediately. Effective July 1, 1996, profit sharing contributions are also 100% vested immediately and the profit sharing portion of the participant accounts of active employees became 100% vested (see note 7). Prior to that date, vesting of profit sharing contributions was subject to a vesting schedule based on credited years of service.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued



(1),   Continued

       During 1996, certain participants contributed $62,032 in excess of the allowable qualified contribution. The excess contribution amounts are reflected as a Plan liability at December 31, 1996. The excess contributions were refunded in 1997 within the penalty free deadline.

       Investment of Funds

       During 1996, the amounts contributed to the Plan were invested in one of the following commingled funds at the direction of the participants. A brief description of the funds are as follows:

                  Benham Preservation Fund - The Benham Preservation Fund, formerly known as the Capital Preservation Fund, invests primarily in benefit responsive guaranteed investment contracts issued by major financial institutions, including banks and life insurance companies. The Benham Preservation Fund was created on July 31, 1996 by a transfer of cash and assets in-kind from Bankers Trust Pyramid Trust, the underlying assets of the Capital Preservation Fund, which was discontinued as of this date. The fund is managed by SEI Trust Company, Benham Management Corporation and Dwight Asset Management Company.

                  Twentieth Century Balanced Investors - Effective April 1, 1996, the Balanced Investors Fund is no longer an investment option. Participants who had invested in this fund were required to transfer their balance to other funds. If no fund was selected by the participant, the fund balances were transferred to the Strategic Allocation: Moderate Fund.

                  Twentieth Century Select Investors - The Select Investors Fund invests in common stocks considered by fund managers to have a better than average prospect for appreciation. In addition, 80% of the fund's stock investments must have a record of paying or have committed to paying regular dividends.

                  Twentieth  Century Ultra Investors - The Ultra  Investors Fund
                  invests  in  small  to   medium-sized   companies   that  show
                  accelerating growth and earnings.

                  Twentieth Century International Equity Fund - The International Equity Fund invests in common stocks of foreign companies considered to have better than average prospects for appreciation.

                  Ethan Allen Restricted/Unrestricted Stock Funds - At December 31, 1996, the Plan held 199,274 restricted shares and 58,840 unrestricted shares of Ethan Allen Interiors Inc. common stock. At December 31, 1995, the Plan held 217,512 restricted shares and 79,675 unrestricted shares of Ethan Allen Interiors Inc. common stock. All of the restricted shares are subject to proxies granted to Mr. Kathwari, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, which expire on the earlier of Mr. Kathwari's termination of employment with the Company or March 22, 2003, and 180,915 of these shares are restricted from being sold by the

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued



(1),   Continued

                  Plan, other than to the Company, in accordance with applicable securities laws. Additionally, the Ethan Allen Restricted Stock Fund restricts participants from transferring their balances in this fund to other funds of the Plan. Effective July 1, 1996, withdrawing participants have the option of receiving a distribution from the Ethan Allen Restricted Stock Fund in shares of Ethan Allen Interiors Inc. stock or cash. Prior to that date all distributions were made in cash. No such restrictions exist on investments in the Unrestricted Stock Fund.

                  Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $38.50 per share at December 31, 1996. At June 2, 1997, the closing price of Ethan Allen Interiors Inc. common stock was $52.875 per share.

       The following investment funds became available as of April 1, 1996:

                  Twentieth Century Strategic Allocation: Conservative - The Strategic Allocation: Conservative Fund invests in a diversified portfolio of stocks, bonds and money market securities with an emphasis on quality bonds and money market securities over stocks. The Fund's targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

                  Twentieth Century Strategic Allocation: Moderate - The Strategic Allocation: Moderate Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 60% stocks, 30% bonds and 10% money market securities.

                  Twentieth Century Strategic Allocation: Aggressive - The Strategic Allocation: Aggressive Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 75% stocks, 20% bonds and 5% money market securities.

                  Charles Schwab Personal Choice(R) Retirement - The Personal ChoiceAE Retirement Fund allows the investor to purchase mutual funds, stocks and bonds offered through Charles Schwab & Co., Inc. Participants must transfer a minimum of $2,500 from their current plan balance to elect this option.
                  Participants may transfer up to a maximum of 50% of their fully vested balance.

                  Twentieth Century Vista Investors - The Vista Investors Fund invests in common stocks of growing small- to medium-sized companies considered to have better than average prospects for appreciation.

                  Twentieth Century Value - The Value Fund invests primarily in equity securities of well established companies that appear to be undervalued at the time of purchase.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued



(1),   Continued

       Loans

       The Loan Fund is a non-contributory fund used to account for and administer loans to participants. Each participant may apply to the Plan administrator for a loan against the vested 401(k) portion of that participant's account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the vested 401(k) portion of such participant's account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant's termination of service.

       Loans are processed the first day of each month. The Plan administrator has determined that loans shall bear interest equal to the Prime Rate as of the preceding month's close plus 1%. The Prime Rate during 1996 and 1995 ranged from 8.25% to 8.50% and 8.50% to 9.00%, respectively.

       Participants' Accounts

       A separate account is maintained for each participant. Net investment income (loss) is allocated daily to each participant's account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit sharing contributions and, prior to January 1, 1996, all profit sharing forfeitures by participants were allocated to each participant based on each participant's compensation to total compensation of all participants during the year. Effective January 1, 1996, all profit sharing forfeitures are no longer allocated to participants (see note 7). These funds are now used first to restore any prior forfeitures from terminated employees who are rehired within five years of termination, then to reduce the amount of the Company profit sharing contributions, Company match contributions, or administrative expenses paid by the Plan sponsor. In 1996 and 1995, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Plan administrator.

       Distributions and Withdrawals

       Participants may elect to receive their benefits when they reach normal retirement age (65), or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants.

       An employee may withdraw any or all of his after tax 401(k) contribution ($250 minimum) at any time; early withdrawal of tax-deferred and Company 401(k) contributions may only be made by a participant upon attaining the age 59-1/2 or because of serious financial hardship, subject to limitations.

       In no event shall distributions commence later than 60 days after the close of the Plan Year in which the latest of the following events occurs: the participant's attainment of age 65; the 10th anniversary of the date on which the participant began participating in the Plan; or the participant's termination date. These provisions notwithstanding, participants must commence distributions from the Plan within a year of attaining the age of 71.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued



(2)    Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

       Valuation of Investments Held in Trust

       Under the terms of a trust agreement between Chase Manhattan Bank, N.A. (the "Trustee") and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value.

       Contract value equals the principal of investments in the Benham Preservation Fund plus accrued interest at the contract rate as reported by SEI Trust Company ("SEI"), the manager of the Benham Preservation Fund. SEI has established procedures to value the investment contracts of the Benham Preservation Fund in good faith. These procedures include a review of information provided by investment managers relating to each investment's contract value relative to its issuing entity's financial strength, current financial ratings, current interest rates, and a comparative review of similar investment vehicles. SEI also provides audited financial statements of the Benham Preservation Fund that coincide with the Plan's year end. In these financial statements, the contract value and fair value of the Benham Preservation Fund's assets are reported as equal.

       Loans to participants are valued at face value which approximates fair value.


(3)    Certain Significant Risks and Uncertainties

       The preparation of financial statements requires the use of plan administrator estimates. Actual results may differ from those estimates.


(4)    Obligation for Plan Benefits

       Although the Plan is intended to be permanent, the Company expressly reserves the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, participants are entitled to 100 percent of the net current value of their vested account.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued



(5)    Investments

       The following table presents the Plan's investments at December 31, 1996 and 1995. An asterisk denotes investments which represent 5% or more of the Plan's net assets at the end of the plan year.

                                                            December 31,     December 31,
                                                               1996             1995
                                                               ----             ----

Investments at fair value as determined by quoted market price:

  Cash equivalents ......................................   $    26,057            --

  Mutual funds:
     Balanced Investors Fund ............................          --        6,956,346*
     20th Century Select Investors Fund .................    12,169,271*    10,671,053*
     20th Century Ultra Investors Fund ..................    10,482,690*     7,571,644*
     20th Century International Equity Fund .............     3,017,927      2,484,553
     20th Century Strategic Allocation: Conservative Fund     1,012,126            --
     20th Century Strategic Allocation: Moderate Fund ...     5,977,304*           --
     20th Century Strategic Allocation: Aggressive Fund .     1,681,730            --
     20th Century Vista Investors Fund ..................     2,496,070            --
     20th Century Value Fund ............................     1,832,753            --
                                                            -----------    -----------
                                                             38,669,871     27,683,596
  Common Stock:
     Ethan Allen Interiors Inc. - Restricted ............     7,672,049*     4,431,807*
     Ethan Allen Interiors Inc. - Unrestricted ..........     2,265,340*     1,623,604*
                                                            -----------    -----------
                                                              9,937,389      6,055,411
                                                            -----------    -----------
  Other:
     Charles Schwab Personal ChoiceAERetirement Fund ....       194,413           --
                                                            -----------    -----------
                                                             48,827,730     33,739,007
Investments at contract value, as determined by issuer:
  Investment contracts:
   Benham Preservation Fund (formerly, the Capital
   Preservation Fund) ...................................    20,290,969*    23,455,732*
                                                            -----------    -----------

Investments at face value, which approximates fair value:
  Participant loans .....................................     2,101,144      1,725,406
                                                            -----------    -----------

Total investments .......................................   $71,219,843     58,920,145
                                                            ===========    ===========


Net investment income (loss) reported on the Statements of Changes in Net Assets Available for Plan Benefits comprises interest income for the Benham Preservation Fund and appreciation or depreciation in the current redemption value of the investments in the other funds plus any dividends paid.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued



(6)    Tax Status

       The Company has received a determination letter from the Internal Revenue Service dated May 2, 1996 stating that the Plan is a qualified plan under
       Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Company believes that the Plan continues to be administered in accordance with the applicable sections of the Internal Revenue Code.


(7)    Subsequent Events

       Amendment to Plan

       On June 2, 1997, an amendment to the Plan was adopted that changed the participants' vesting in profit sharing contributions retroactive to July 1, 1996 and the allocation of forfeitures retroactive to January 1, 1996 (see note 1).

       Change in Recordkeeper and Investment Manager's Name

       Effective January 1, 1997, Twentieth Century Services, Inc. (the Recordkeeper and Investment Manager) changed its name to American Century Services Corporation. All funds with "Twentieth Century" in their names were also changed accordingly.

       Change in Company Matching Contribution

       Effective January 1, 1997, the Company may, at its discretion, make a matching contribution on behalf of each participant, provided the matching contribution does not exceed the lesser of (a) 50% of the participant's contribution or (b) $600 (previously $400) per participant per plan year.


(8)    Reconciliation of Financial Statements to Form 5500

       Net assets available for plan benefits identified in the financial statements presented herein have not been reduced for participant benefits payable of $30,774 and $400,482 at December 31, 1996 and 1995, respectively. However, these amounts have been identified as a reduction to net assets available for plan benefits in the Form 5500 to be filed with the Internal Revenue Service.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued



(8),   Continued

       The following is a reconciliation of net assets available for benefits reported in these financial statements and on the Form 5500:

                                         December 31, 1996     December 31,1995

Net assets available for benefits per the
   financial statements .................   $ 72,655,532         60,813,906

Benefits payable to participants ........        (30,774)         (400,482)
                                            ------------       ------------

Net assets available for benefits per the
   Form 5500 ............................   $ 72,624,758         60,413,424
                                            ============       ============


The following is a reconciliation of benefits paid to participants reported in these financial statements and on the Form 5500:
                                       Year ended                 Year ended
                                    December 31, 1996          December 31, 1995
                                    -----------------          -----------------

Benefits paid to participants per the
   financial statements ................. $ 5,759,318             4,916,371

Add:  Benefits payable to participants at
   December 31, 1996 ....................      30,774               400,482

Less:  Benefits payable to participants at
   December 31, 1995 ....................    (400,482)            (643,254)
                                          -----------           -----------

Benefits paid to participants per the
   Form 5500 ............................ $ 5,389,610             4,673,599
                                          ===========            ==========


Benefits payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year-end, but not yet paid as of that date.

                                                                     Schedule 2


                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN


            Item 27a Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                                                                          Description of investments                   Fair value at
Identity of issuer, borrower,                                      Maturity date   Rate of     Par or                   December 31,
lessor or similar party                                    Shares     date        interest  maturity value   Cost           1996
-----------------------                                    ------     ----        --------  --------------   ----           ----

Cash equivalents .......................................      --         --       Variable     $-         $    26,057   $    26,057

Benham Preservation Fund ...............................  20,290,969     --        --           -          20,290,969    20,290,969

Twentieth Century Select Investors Fund ................     315,839     --        --           -          11,911,087    12,169,271

Twentieth Century Ultra Fund ...........................     373,182     --        --           -           9,134,333    10,482,690

Twentieth Century International Equity Fund ............     379,137     --        --           -           2,936,697     3,017,927

Restricted Common Stock Ethan Allen Interiors, Inc. ....     199,274     --        --           -           2,953,004     7,672,049

Unrestricted Common Stock Ethan Allen Interiors, Inc. ..      58,840     --        --           -           1,352,938     2,265,340

Twentieth Century Strategic Allocation Conservative Fund     195,769     --        --           -             974,165     1,012,126

Twentieth Century Strategic Allocation Moderate Fund ...   1,117,253     --        --           -           5,621,950     5,977,304

Twentieth Century Strategic Allocation Aggressive Fund .     308,574     --        --           -           1,568,234     1,681,730

Twentieth Century Vista Investors Fund .................     172,024     --        --           -           2,603,444     2,496,070

Twentieth Century Value Fund ...........................     278,111     --        --           -           1,790,011     1,832,753

Charles Schwab Personal ChoiceAERetirement Fund assets .     194,413     --        --           -             194,413       194,413

Participant Loans ......................................        --       --      Prime + 1%     -           2,101,144     2,101,144
                                                                                                           -----------    ---------

    Total Investments ..................................                                                  $63,458,446   $71,219,843
                                                                                                          ===========   ===========

See accompanying independent auditors report.

                                                                     Schedule 2

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN



                 Item 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1996


Party Involved - Chase Manhattan Bank
-------------------------------------

                                                                                                  Current value of
                                                                        Expenses                    assets on
Description of assets      Purchase price  Selling price  Lease rental  incurred  Cost of assets  transaction date   Net gain/(loss)
---------------------      --------------  -------------  ------------  --------  --------------  ----------------   ---------------

Benham Preservation Fund
  Purchases ...............   $6,351,018         --           -            -            --           6,351,018           --
  Sales ...................         --     10,623,251         -            -       10,623,251       10,623,251           --

Twentieth Century Select Fund
  Purchases ...............    3,723,182         --           -            -            --           3,723,182           --
  Sales ...................         --      4,209,278         -            -        4,154,489        4,209,278          54,789

Twentieth Century Ultra Fund
  Purchases ...............    5,167,813         --           -            -            --           5,167,813           --
  Sales ...................         --      3,458,861         -            -        2,981,624        3,458,861         477,237

Twentieth Century Strategic
 Allocation: Moderate Fund
  Purchases ...............    6,544,564         --           -            -            --           6,544,564           --
  Sales ...................         --      1,057,058         -            -        1,029,402        1,057,058          27,656

Twentieth Century Vista Fund
  Purchases .................    3,393,325       --          -             -            --           3,393,325           --
  Sales .....................         --      992,384        -             -         988,823           992,384           3,561

Twentieth Century Balanced Fund
   Purchases ...............      509,583        --          -             -            --             509,583           --
   Sales ...................         --     7,660,071        -             -       6,976,091         7,660,071         683,980



See accompanying independent auditors report.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN



                                   SIGNATURES




       The Plan - Pursuant to the requirements of the Securities and Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of the Retirement Program of Ethan Allen Inc., has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.



                                    THE ETHAN ALLEN PROFIT SHARING AND 401(k)
                                    RETIREMENT PLAN

                                    By Ethan Allen Interiors Inc.




         Date: June 27, 1997                By  (s) Edward P. Schade
                                                --------------------
                                            Name:  Edward P. Schade
                                            Title: Vice President and Treasurer